# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Epsium Enterprise Limited, CIK 0001883437
CUSIP: G3090S106
Title of class of securities: Class A Ordinary Shares, par value $0.00002 per share
Address of issuer's principal executive offices: c/o Companhia de Comercio Luz Limitada,, China Civil Plaza 235-243, 14 Andar P, Macau, China (F4), SAR
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002069216

## Reporting persons
- Son I Tam: type of reporting person: individual (IN); citizenship or place of organization: Macau (N5); sole voting power 10,788,390; shared voting power 0; sole dispositive power 10,788,390; shared dispositive power 0; aggregate amount beneficially owned 10,788,390 (80.28% of the class)
  Comment: (1) The number reported in Rows 5, 7 and 9 represents an aggregate of 10,788,390 ordinary shares of Epsium Enterprise Limited (the "Issuer"), consisting of (i) 14,390 Class A ordinary shares and (ii) 10,774,000 Class B ordinary shares, each with a par value of $0.00002 per share (collectively, the "Ordinary Shares"). On August 22, 2025, pursuant to shareholder resolutions, the Issuer re-designated its share capital into Class A and Class B Ordinary Shares. Mr. Tam exchanged 10,800,000 Class A ordinary shares for an equal number of Class B ordinary shares. Each Class B ordinary share shall be convertible into Class A ordinary share at any time on a one-for-one basis at the option of the holder thereof. Class A ordinary shares shall not be convertible into Class B ordinary shares under any circumstances. On September 30, 2025, Mr. Tam converted 26,000 Class B ordinary shares into 26,000 Class A ordinary shares. On the same date, Mr. Tam filed a Form 144 in connection with the removal of restrictions on certain Class A ordinary shares.
  
  (2) The percentage reported in Row 11 is based on 13,438,034 Ordinary Shares outstanding as of April 21, 2026, being the sum of (i) 2,664,034 Class A ordinary shares, and (ii) 10,774,000 Class B ordinary shares, as provided by the Issuer.
  
  (3) The percentage of voting power, 98.79%, is calculated by dividing the voting power beneficially owned by the reporting person by the voting power beneficially owned by all of the Issuer's holders of Class A ordinary shares and Class B ordinary shares as a single class as of April 21, 2026. Each Class A ordinary share is entitled to one vote per share, and each Class B ordinary share is entitled to twenty votes per share.

## Item 1. Issuer
Name of issuer: Epsium Enterprise Limited
Address of issuer's principal executive offices: c/o Companhia de Comercio Luz Limitada, Alameda Dr. Carlos D'assumpcao, Edf China Civil Plaza 235-243, 14 Andar P, Macau, SAR China

## Item 2. Person Filing
Name of person filing: Son I Tam
Address of principal business office or, if none, residence: c/o Companhia de Comercio Luz Limitada, Alameda Dr. Carlos D'assumpcao, Edf China Civil Plaza 235-243, 14 Andar P, Macau, SAR China
Citizenship: Macau

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 10,788,390
Percent of class: 80.28 %
Sole power to vote or to direct the vote: 10,788,390
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 10,788,390
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Son I Tam: /s/ Son I Tam, Son I Tam (04/29/2026)